SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Nobember 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,263	0.0907	0.0509
Shares	Preferred		1,534,651	0.5696	0.2496

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
Shares	Common	313,263	0.0907	0.0509
Shares	Preferred	1,534,651	0.5696	0.2496

(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		312,832,221	90.5426	50.8723
Shares	Preferred		124,545,243	46.2258	20.2534
Simple Debentures	First tranche. due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Ata	Buy (Swap)	04	164,482	0.00	0.00
Shares	Preferred	Ata	Buy (Swap)	04	745,405	0.00	0.00

Shares	Preferred	Itaú Corretora	Sell	18	200	105.07	21,014.00
Shares	Preferred	Itaú Corretora	Sell	18	200	105.10	21,020.00
Shares	Preferred	Itaú Corretora	Sell	18	200	105.17	21,034.00
Shares	Preferred	Itaú Corretora	Sell	18	400	105.20	42,080.00
Shares	Preferred	Itaú Corretora	Sell	18	1,000	105.25	105,250.00
Shares	Preferred	Itaú Corretora	Sell	18	400	105.30	42,120.00
Shares	Preferred	Itaú Corretora	Sell	18	200	105.90	21,180.00
Shares	Preferred	Itaú Corretora	Sell	18	5,700	106.00	604,200.00
Shares	Preferred	Itaú Corretora	Sell	18	200	106.11	21,222.00
			Total Sell		8,500		899,120.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	312,996,703	90.5903	50.8990
Shares	Preferred	125,282,148	46.4993	20.3732
Debentures	First tranche. due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,
(,) Each ADR is equivalent to 1 share
Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

São Paulo, For the Month of November, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Carlos Alberto da Veiga Sicupira

/s/ Vicente Falconi Campos	/s/ Roberto Herbster Gusmão

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Pedro de Abreu Mariani Secretary